SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported) – **May 5, 2006**

ALLETE, Inc.
(Exact name of registrant as specified in its charter)

Minnesota	**1-3548**	**41-0418150**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

30 West Superior Street
Duluth, Minnesota 55802-2093
(Address of principal executive offices, including zip code)

(218) 279-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SECTION 2 – FINANCIAL INFORMATION

Item 2.02   Results of Operations and Financial Conditions

On May 5, 2006, ALLETE, Inc. (ALLETE) issued a press release announcing earnings for the first quarter of 2006, which is attached to this Current Report on Form 8-K as Exhibit 99 and incorporated herein by reference in its entirety. The information is being furnished pursuant to Item 2.02. Results of Operations and Financial Condition. This information, including Exhibit 99 attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SECTION 9 – FINANCIAL STATEMENTS AND EXHIBITS

Item 9.01 Financial Statements and Exhibits

(a)   Financial Statements of Business Acquired – Not applicable

(b)   Pro Forma Financial Information – Not applicable

(c)   Shell Company Transactions – Not applicable

(d)   Exhibits

Exhibit
Number

99 - ALLETE News Release dated May 5, 2006, announcing 2006 first quarter earnings. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**

Readers are cautioned that forward-looking statements should be read in conjunction with ALLETE's disclosures under the heading: "SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995" located on page 2 of this Form 8-K.

SAFE HARBOR STATEMENT
UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, ALLETE is hereby filing cautionary statements identifying important factors that could cause ALLETE's actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) made by or on behalf of ALLETE in this Current Report on Form 8-K, in presentations, in response to questions or otherwise. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "anticipates," "believes," "estimates," "expects," "intends," "plans," "projects," "will likely result," "will continue," "could," "may," "potential," "target," "outlook" or similar expressions) are not statements of historical facts and may be forward-looking.

Forward-looking statements involve estimates, assumptions, risks and uncertainties and are qualified in their entirety by reference to, and are accompanied by, the following important factors, in addition to any assumptions and other factors referred to specifically in connection with such forward-looking statements, which are difficult to predict, contain uncertainties, are beyond ALLETE's control and may cause actual results or outcomes to differ materially from those contained in forward-looking statements:

- ALLETE's ability to successfully implement its strategic objectives;
- ALLETE's ability to manage expansion and integrate acquisitions;
- prevailing governmental policies and regulatory actions, including those of the United States Congress, state legislatures, the Federal Energy Regulatory Commission, the Minnesota Public Utilities Commission, the Public Service Commission of Wisconsin, various local and county regulators, and city administrators, about allowed rates of return, financings, industry and rate structure, acquisition and disposal of assets and facilities, real estate development, operation and construction of plant facilities, recovery of purchased power and capital investments, present or prospective wholesale and retail competition (including but not limited to transmission costs), and zoning and permitting of land held for resale;
- effects of restructuring initiatives in the electric industry;
- economic and geographic factors, including political and economic risks;
- changes in and compliance with environmental and safety laws and policies;
- weather conditions;
- natural disasters;
- war and acts of terrorism;
- wholesale power market conditions;
- ALLETE's ability to obtain viable real estate for development purposes;
- population growth rates and demographic patterns;
- the effects of competition, including competition for retail and wholesale customers;
- pricing and transportation of commodities;
- changes in tax rates or policies or in rates of inflation;
- unanticipated project delays or changes in project costs;
- unanticipated changes in operating expenses and capital expenditures;
- global and domestic economic conditions;
- ALLETE's ability to access capital markets;
- changes in interest rates and the performance of the financial markets;
- competition for economic expansion or development opportunities;
- ALLETE's ability to replace a mature workforce, and retain qualified, skilled and experienced personnel; and
- the outcome of legal and administrative proceedings (whether civil or criminal) and settlements that affect the business and profitability of ALLETE.

Additional disclosures regarding factors that could cause ALLETE's results and performance to differ from results or performance anticipated by this report are discussed under the heading "Risk Factors" in Part I, Item 1A of ALLETE's 2005 Form 10-K. Any forward-looking statement speaks only as of the date on which such statement is made, and ALLETE undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which that statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of these factors, nor can it assess the impact of each of these factors on the businesses of ALLETE or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. Readers are urged to carefully review and consider the various disclosures made by ALLETE in this Form 8-K and in its other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the factors that may affect ALLETE's business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ALLETE, Inc.

May 5, 2006

/s/ James K. Vizanko

James K. Vizanko
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

**Exhibit
Number**

99 - ALLETE News Release dated May 5, 2006, announcing 2006 first quarter earnings. **(This exhibit has been furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.)**





Exhibit 99

NEWS

For Release: May 5, 2006
Contact: Margaret Hodnik
218-723-3966
mhodnik@allete.com

Investor Contact: Tim Thorp
218-723-3953
tthorp@allete.com

ALLETE first quarter earnings increased six percent over 2005; guidance of 15 percent to 20 percent earnings growth reaffirmed

ALLETE (NYSE: ALE) today reported earnings of 68 cents per share of common stock in the first quarter of 2006, a six percent increase over the 64 cents per share recorded during the same period a year ago.

ALLETE recorded $18.8 million of net income on operating revenue of $192.5 million in the first quarter of 2006 compared to net income of $17.4 million and operating revenue of $193.3 million in the first quarter of 2005.

“Our quarterly earnings were in line with what we anticipated at the beginning of the year,” said CEO Donald J. Shippar. “ALLETE’s energy and real estate businesses are positioned to deliver another solid year of financial performance. We’re on track to meet our projected 15 percent to 20 percent increase in earnings per share compared to 2005.”

Although record warm temperatures in early 2006 curtailed energy sales to residential and commercial customers in Minnesota and Wisconsin, sales to large power customers remained strong. Minnesota Power’s taconite mining customers continue to operate at historically high output levels.

ALLETE’s real estate segment was a significant contributor to earnings, with net income of $5 million during the first quarter. ALLETE Properties had $85 million of land sales under contract as of March 31, 2006. Most of that contracted land is located in the 1,550-acre Town Center at Palm Coast development taking shape in fast-growing Flagler County, Florida. On May 4, ALLETE Properties announced an additional $52.5 million contract for the sale of property at its Palm Coast Park development.

Shippar said several factors support ALLETE’s projection of a 15 percent to 20 percent increase in earnings per share from continuing operations this year. He noted that earnings from its investment in the American Transmission Company, the elimination of operating losses associated with the Kendall County agreement, a smaller loss in the emerging technology portfolio, and continued strong Florida real estate sales will contribute to earnings growth as the year unfolds. ALLETE plans to invest $60 million into ATC during 2006.

ALLETE’s corporate headquarters are located in Duluth, Minnesota. ALLETE provides energy services in the upper Midwest and has significant real estate holdings in Florida. More information about the company is available on ALLETE’s Web site at www.allete.com.

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

###

ALLETE, Inc.

Consolidated Statement of Income
For the Periods Ended March 31, 2006 and 2005
Millions Except Per Share Amounts

	Quarter Ended	
	2006	**2005**
Operating Revenue	$ 192.5	$ 193.3
Operating Expenses		
Fuel and Purchased Power	69.4	67.6
Operating and Maintenance	74.5	72.7
Depreciation	12.2	11.9
Total Operating Expenses	156.1	152.2
Operating Income from Continuing Operations	36.4	41.1
Other Income (Expense)		
Interest Expense	(6.4)	(6.8)
Other	1.7	(4.2)
Total Other Expense	(4.7)	(11.0)
Income from Continuing Operations Before Minority Interest and Income Taxes	31.7	30.1
Minority Interest	1.3	1.2
Income from Continuing Operations Before Income Taxes	30.4	28.9
Income Tax Expense	11.6	11.5
Income from Continuing Operations	18.8	17.4
Income from Discontinued Operations – Net of Tax	–	–
Net Income	$ 18.8	$ 17.4
Average Shares of Common Stock		
Basic	27.6	27.2
Diluted	27.7	27.4
Basic and Diluted Earnings Per Share of Common Stock		
Continuing Operations	$0.68	$0.64
Discontinued Operations	–	–
	$0.68	$0.64
Dividends Per Share of Common Stock	$0.3625	$0.3000

Consolidated Balance Sheet
Millions

	Mar. 31, 2006	Dec. 31, 2005		Mar. 31, 2006	Dec. 31 2005
Assets			**Liabilities and Shareholders' Equity**		
Cash and Cash Equivalents	$ 75.0	$ 89.6	Current Liabilities	$ 103.2	$ 104.0
Short-Term Investments	161.5	116.9	Current Maturities	61.8	2.7
Other Current Assets	147.0	167.0	Long-Term Debt	327.3	387.8
Property, Plant and Equipment	862.3	860.4	Other Liabilities	292.2	288.5
Investments	112.3	117.7	Discontinued Operations	–	13.0
Discontinued Operations	–	2.6	Shareholders' Equity	619.5	602.8
Other	45.9	44.6			
Total Assets	$ 1,404.0	$ 1,398.8	**Total Liabilities and Shareholders' Equity**	$ 1,404.0	$ 1,398.8

ALLETE, Inc.	Quarter Ended March 31,	
	2006	2005

Income (Loss)

Millions

Regulated Utility *	$13.0	$12.9
Nonregulated Energy Operations *	0.9	1.6
Real Estate	5.0	6.9
Other	(0.1)	(4.0)
Income from Continuing Operations	18.8	17.4
Income from Discontinued Operations	–	–
Net Income	$18.8	$17.4

Diluted Earnings Per Share

Continuing Operations	$0.68	$0.64
Discontinued Operations	–	–
	$0.68	$0.64

* In 2006, financial results for ALLETE's Taconite Harbor Energy Center are included in the Regulated Utility segment. In 2005, Taconite Harbor is included in the Nonregulated Energy Operations segment.

Statistical Data

Corporate

Common Stock

High	$47.81	$44.40
Low	$42.99	$35.65
Close	$46.60	$41.85
Book Value	$20.48	$20.71

Kilowatthours Sold

Millions

Regulated Utility

Retail and Municipals

Residential	308.0	319.8
Commercial	328.7	339.8
Industrial	1,822.3	1,777.1
Municipals	219.3	222.0
Other	20.0	20.4
	2,698.3	2,679.1
Other Power Suppliers	505.1	236.7
	3,203.4	2,915.8
Nonregulated Energy Operations	65.6	353.9
	3,269.0	3,269.7

Real Estate

Town Center Development Project		
Commercial Square Footage Sold	80,000	–
Other Land		
Acres Sold	456	483
Lots Sold	–	7